Exhibit 99.3

CANADIAN SATELLITE RADIO HOLDINGS INC.

FORM OF PROXY

This proxy is solicited by or on behalf of the Management of Canadian Satellite Radio Holdings Inc. (the “Company”) for use at the annual and special meeting (the “Meeting”) of shareholders, and any adjournment or postponement thereof, to be held at Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario M5X 1A9 on Thursday, February 17, 2011 at 2:00 p.m. (Toronto time). Capitalized terms used but not defined herein have the same meaning given to such terms in the accompanying management information circular dated January 12, 2011 (as it may be amended or supplemented, the “Circular”).

The undersigned, a holder of Class A Subordinate Voting Shares (the “Class A Shares”) or Class B Voting Shares (the “Class B Shares”) of the Company (the “Shareholder”) hereby nominates, constitutes and appoints as his or her nominee Pierre Boivin, Chair of the Committee of Independent Directors of the Board, or failing him, Michael Moskowitz, President and CEO of the Company, or failing either of them, Michael Washinushi, CFO, Treasurer and Secretary of the Company, or instead of any of the foregoing (print name of alternative nominee),                                      with full power of substitution, to attend and vote all of the Class A Shares or the Class B Shares of the Company held by the undersigned for and on behalf of the undersigned at the Meeting and at any adjournment or postponement thereof in the same manner as the undersigned could do if personally present thereat, said attorney and proxy being hereby instructed to vote at the Meeting or any adjournment or postponement thereof as follows:

1.
to vote FOR [    ] or to [    ] WITHHOLD from voting, (or if no specification is made, FOR), the election and appointment of each nominee set out under the “Annual Business Matters  - Election of Directors” section of the Circular to act as a director of the Company and to hold such office until the completion of the Combination Transaction, failing which, until the appointment of his or her successor or until the next annual meeting of shareholders;

2.
to vote FOR [    ] or to [    ] WITHHOLD from voting, (or, if no specification is made, FOR), the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the earlier of the close of the next annual meeting of the Shareholders and any change of auditor in connection with the Combination Transaction, and to authorize the directors to fix the remuneration of the auditor;

3.
to vote FOR [    ] or [    ] AGAINST, (or if no specification is made, FOR), the Share Issuance Resolutions attached as Appendix “B” to the Circular approving, among other things, the Combination Transaction;

4.
to vote FOR [    ] or [    ] AGAINST, (or if no specification is made, FOR), the New Board Resolutions attached as Appendix “C” to the Circular, fixing the number of directors of the Company at nine and approving the election and appointment of each nominee set out in Appendix “C” to of the Circular to act as a director of the Company and to hold such office until the appointment of his or her successor or until the next annual meeting of shareholders, such resolution being conditional on the approval of the Share Issuance Resolutions and to become effective only upon the completion of the Combination Transaction;

5.
to vote FOR [    ] or [    ] AGAINST, (or if no specification is made, FOR), the Articles of Amendment Resolutions attached as Appendix “D” to the Circular, approving the amendments to the Company’s Articles as set out in Exhibit “A” to the Articles of Amendment Resolution, such resolution being conditional on the approval of the Share Issuance Resolutions and to become effective only upon the completion of the Combination Transaction; and

6.
at the proxy holder’s discretion upon any amendments or variations to matters specified in the Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournment or postponement thereof, the undersigned hereby ratifying and confirming all that such proxy holder may do by virtue hereof.

The undersigned hereby revokes any prior appointment of proxy holder and proxy or proxies. With respect to amendments or variations to any matter in the Notice of Meeting and any other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the person who votes and acts hereunder to vote with respect to the matter as he, she or it thinks fit. The Class A Shares or Class B Shares represented by this proxy will be voted in accordance with the instructions given on any vote or ballot called. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.

Dated this          day of                      , 2011.

PRINT NAME:

SIGNATURE OF SHAREHOLDER:

NUMBER OF CLASS A SHARES OR CLASS B SHARES REPRESENTED:

Instructions for Proxy:

1.
This proxy must be dated and signed by a Shareholder or his or her attorney duly authorized in writing, or if the Shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized. When signing in a fiduciary or representative capacity, please give full title as such.

2.
A Shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided. A person appointed as nominee to represent a holder of Class A Shares or Class B Shares need not be a Shareholder of the Company. A person appointed as your proxy holder must be present at the Meeting to vote.

3.	If not dated, this proxy will be deemed to bear the date on which it was mailed on behalf of the Company.

4.
Each Shareholder is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided. Whether or not you expect to attend the Meeting, please exercise your right to vote; Shareholders who have voted may still attend the Meeting.

5.
To be valid, this proxy must be received by the proxy department of CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502 or toll-free in North America at 1-866-781-3111, not later than 5:00 p.m. (Toronto time) on February 15, 2011, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting.

6.
Any of the joint holders of Class A Shares or Class B Shares of the Company may sign a form of proxy in respect of such Class A Shares or Class B Shares but, if more than one of them is present at the Meeting or represented by proxy holder, then that one of them whose name appears first in the register of the holders of such shares, or that one’s proxy holder, will alone be entitled to vote in respect thereof.

7.	Reference is made to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.